Exhibit 3

Part II: **Activities of the Broker-Dealer Operator and its Affiliates**

Item 6: Activities of Service Providers

a. Does any employee of the Broker-Dealer Operator or its Affiliate that services both the operations of the NMS Stock ATS and any other business unit or any Affiliate of the Broker-Dealer Operator ("shared employee") have access to confidential trading information on the NMS Stock ATS?

☒ Yes ☐ No

If yes, identify the business unit, Affiliate, or both that the shared employee services, and provide a summary of the role and responsibilities of the shared employee at the ATS and the business unit, Affiliate, or both that the shared employee services.

Answer: The parent ~~and sole member~~ of IntelligentCross, Imperative Execution Inc. ("Imperative Execution"), is in the business of developing and licensing the technology that underlies the ATS platform operated by IntelligentCross. Imperative Execution licenses ~~such~~the technology underlying the ATS platform to IntelligentCross pursuant to an expense sharing agreement between IntelligentCross and Imperative Execution. Imperative Execution also develops smart order routing and other technology that it licenses to broker-dealers; IntelligentCross does not license such technology.

There are certain employees of Imperative Execution ("Shared Employees") that are IntelligentCross registered persons with FINRA ("Registered Persons"). ~~All~~Such Shared Employees have access to Subscriber ~~confidential trading information,~~Confidential Trading Information (as defined in Part II, Item 7.a), as the only business line of IntelligentCross is that of operating the ATS. ~~Additionally, certain~~Certain Shared Employees of Imperative Execution who are not Registered Persons have access to confidential trading information of the ATS ~~but only~~ under the supervision of an IntelligentCross Registered Person. ~~The Imperative Execution employees that have access to confidential trading information (as defined in Part II, Item 7.a) are in senior management or are engineers that are responsible for the maintenance of the technology that Imperative Execution licenses to IntelligentCross. Neither IntelligentCross or Imperative Execution operate any other regulated business activities (e.g., market making, or other financial services).~~
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Listed below are the categories of Shared Employees that have access to Subscriber Confidential Trading Information along with their role at Imperative Execution:

(1) Senior Management/Supervisors – Shared Employees acting in a supervisory or oversight capacity have access to Subscriber confidential trading information relating to the ATS. Certain of these Shared Employees, among other responsibilities, have supervisory responsibilities reasonably designed to ensure that the ATS operates as intended. Certain of these Shared Employees also act in management roles with respect to Imperative Execution and provide strategic oversight of the development and licensing of the routing and other technology that it licenses to broker-dealers.

(2) Legal/Regulatory/Compliance – Shared Employees in the Legal, Regulatory and Compliance Departments are involved in providing support with respect to regulatory requirements of the

businesses of Imperative Execution and IntelligentCross, including the operation of the ATS. These Shared Employees provide such support by, among other functions, responding to regulatory inquiries. In the course of performing such functions and generally providing support to the ATS, these Shared Employees may have access, on an as-needed basis, to Subscriber Confidential Trading Information.

(3) Production Support/Market Operations – Shared Employees within these groups include developers, systems engineers, and network engineers for Imperative Execution (with respect to the development of routing and other technology) and for IntelligentCross (with respect to support of the ATS). They are responsible for developing, operating, and supporting the coding, systems infrastructure, and network infrastructure that supports the ATS to ensure stability and continued functionality and are also responsible for developing, testing, and implementing additional functionalities for the ATS as needed. Certain of these Shared Employees have access to the real-time production environment for the ATS. As a result and in order to support the operation and infrastructure of ATS, these Shared Employees are able to access Subscriber Confidential Trading Information.

(4) Quantitative Research – Shared Employees within this group include personnel who provide research and analyze data relating to, and impacting the operation of, the ATS. Certain of these Shared Employees also support Imperative Execution by developing and supporting the products offered by Imperative Execution. In the course of their duties, these Shared Employees may have access to Subscriber Confidential Trading Information.

b. Does any entity, other than the Broker-Dealer Operator, support the services or functionalities of the NMS Stock ATS ("service provider") that are required to be explained in Part III of this form?

☒ Yes ☐ No

If yes, both identify the service provider and provide a summary of the role and responsibilities of the service provider in response to the applicable Item number in Part III of this form, as required. List the applicable Item number here. If there are services or functionalities that are not applicable to Part III, identify the service provider, the services and functionalities, and also provide a summary of the role and responsibilities of the service provider here.

Answer:

The parent and sole member of IntelligentCross, Imperative Execution is in the business of developing and licensing the technology that underlies the ATS platform operated by IntelligentCross. Imperative Execution licenses such technology to IntelligentCross pursuant to an expense sharing agreement between IntelligentCross and Imperative Execution. Please see Part III, Item 11 for additional information regarding the functions of Imperative Execution.

Pico Quantitative Trading ("Pico") is the ATS's managed co-location and network provider. Pico provides networking services and on-site assistance in the data center where the ATS's equipment is hosted. All Subscribers must connect to Pico in order to establish connectivity with IntelligentCross. Further information on Pico is contained in Part III, Item 6.

Additionally, as referenced in Part III, Item 22, IntelligentCross has entered into clearing agreements with Instinet, LLC ("Clearing Firm"), which is a FINRA and NYSE member firm and a member of the National Securities Clearing Corporation, to provide for clearance and settlement of transactions executed on the ATS.

The ATS has contracted with several consultants ("Consultants"), including IntelligentCross's Chief Compliance Officer and Financial and Operations Principal ("FINOP") who are Registered Persons with the Broker-Dealer Operator and not employees of Imperative Execution or IntelligentCross.

c. If yes to Item 6(b), does the service provider, or any of its Affiliates, use the NMS Stock ATS services?

☒ Yes ☐ No

If yes, identify the service provider, or the Affiliate as applicable, and the ATS services that the service provider or its Affiliates use.

Instinet, LLC, is a subscriber to the ATS and provides clearance and settlement of transactions executed on the ATS.

d. If yes to Item 6(c), are the services that the NMS Stock ATS offers and provides to the entity required to be identified in Item 6(c) the same for all Subscribers?

☒ Yes ☐ No

If no, identify and explain any differences.

Item 7:   Protection of Confidential Trading Information

a. Describe the written safeguards and written procedures to protect the confidential trading information of Subscribers to the NMS Stock ATS, including:

   i.   written standards controlling employees of the ATS that trade for employees' accounts; and
   ii. written oversight procedures to ensure that the safeguards and procedures described above are implemented and followed.

Answer: IntelligentCross has implemented written safeguards and procedures designed to protect the confidential trading information of its Subscribers.

Access to Confidential Trading Information

Preliminarily, IntelligentCross notes that the operation of the ATS is the sole activity of the broker-dealer and IntelligentCross does not have any other business units. As such, all Shared Employees and certain Imperative Execution employees are responsible for the operation of the ATS or for the ATS's compliance with Reg. ATS or other applicable rules. ~~Nevertheless, in~~In accordance with the provisions of Rule 301(b)(10), a Series 24 registered supervisor of IntelligentCross ensures that the

ATS restricts access to Subscriber confidential trading information, which includes Subscribers' real time and historical orders and executions ("Subscriber Confidential Trading Information"), to Shared Employees and certain Imperative Execution employees who are operating the ATS or responsible for its compliance with Reg. ATS or any other applicable rules. Determinations regarding granting access to Subscriber Confidential Trading Information are completed on a case-by-case basis. In making determinations, the ATS considers the function of the Shared Employees, Imperative Execution employees and the Consultants. and the type of Subscriber Confidential Trading Information being accessed. Individuals with access to Subscriber Confidential Trading Information are only authorized to use such information for its intended purpose and cannot disseminate or give such information to anyone not authorized to receive that information.

Those individuals responsible for the operation of the ATS have controlled access via unique login credentials to view a Subscriber's orders and trades in the ATS systems. If an order has been made available to IntelligentCross, it resides on the IntelligentCross server, but such data is only accessible by IntelligentCross operations personnel or Imperative Execution personnel as supervised by IntelligentCross Registered Persons. IntelligentCross requires such personnel to understand the authorized uses of such information and requires such personnel to acknowledge, in the form of an attestation, this understanding. Personnel undergo annual compliance training that includes materials related to protecting confidential trading information.

Requests for access to real-time Subscriber Confidential Trading Information must be approved by the CEO/COO of the ATS or their designee. The requests must be for individuals involved in the operation or compliance functions of the ATS. IntelligentCross conducts at least quarterly reviews of the individuals that have access to Subscriber Confidential Trading Information to ensure its continued compliance with Rule 301(b)(10). As part of the review, IntelligentCross confirms that individuals with access to Subscriber Confidential Trading Information continue to have a valid need to access such information.

IntelligentCross and Imperative Execution maintain information barriers to separate employees, consultants, and systems with access to Subscriber Confidential Trading Information of the ATS from those not permitted to access such information. These information barriers serve as controls to protect Subscriber Confidential Trading Information. Shared Employees and consultants receive periodic training and periodic guidance regarding the proper use of Subscriber Confidential Trading Information and that Subscriber Confidential Trading Information may only be used with respect to the support and operation of the ATS.

IntelligentCross protects against unauthorized access to or use of Subscriber Confidential Trading Information by use of a password system. Login credentials and passwords are required to gain access to systems containing confidential trading information.Subscriber Confidential Trading Information. Passwords are required to be changed periodically and are disabled for terminated individuals or those no longer requiring access. Because the ATS is the sole business unit of IntelligentCross, theThe ATS does not maintain physical separation barriers.

With respect to the ATS's service provider Pico, Pico employs a dedicated, segregated management environment to provide secure access for management of customer and customer facing systems. The environment is protected via a defense in-depth strategy, utilizing a combination of firewalls, network access controls, intrusion detection systems and 2-factor authentication. Customer systems and networks utilize access control lists enforcing the appropriate segmentation and prevention of unauthorized access or data exfiltration. Controls and their effectiveness are actively monitored by a dedicated information security group utilizing a Security Information Event Management system (SIEM), ensuring deviations or anomalies are detected, alerted and reported in a timely manner.

With respect to Instinet, the ATS's clearing provider, it is a broker dealer that is subject to the various rules and requirements that broker-dealers adhere to as part of their day-to-day operations. IntelligentCross has an agreement with Instinet that contains standard confidentiality provisions that further protect Subscriber Confidential Trading Information from potential misuse.

IntelligentCross is required to report transactions executed in the IntelligentCross ATS to the consolidated tape via a FINRA Trade Reporting Facility (TRF).

Personal Securities Transactions

IntelligentCross policies and procedures require pre-approval of personal securities transactions by Registered Persons of the ATS and require a 30-day holding period.

The policies and procedures cover all securities transactions in outside brokerage accounts directed by employees, including but not limited to transactions in securities issued by a company (e.g. stocks, bonds), transactions in any reference securities (e.g. options, preferred stock, futures), and transactions in any packaged products including but not limited to mutual funds and exchange traded funds.

Registered Persons are not permitted to day trade in any securities. They must submit a request in writing or via email to the CCO and CEO prior to each personal securities transaction and must obtain approval from either the CCO or CEO prior to effecting a personal securities transaction. Associated Persons must submit a form or standard email request to the CCO and CEO that identifies:

> Security Name & Symbol
> Purchase or Sale
> Quantity
> For Sales: Compliance with 30 Day Holding Period

Compliance personnel conduct periodic reviews of individuals brokerage accounts to ensure compliance with IntelligentCross policies and procedures regarding personal securities transactions.

b. Can a Subscriber consent to the disclosure of its confidential trading information to any Person (not including those employees of the NMS Stock ATS who are operating the system or responsible for its compliance with applicable rules)?

☐ Yes ☒ No

If yes, explain how and under what conditions.

c. If yes to Item 7(b), can a Subscriber withdraw consent to the disclosure of its confidential trading information to any Person (not including those employees of the NMS Stock ATS who are operating the system or responsible for its compliance with applicable rules)?

☐ Yes ☐ No

If yes, explain how and under what conditions.

d. Provide a summary of the roles and responsibilities of any Persons that have access to confidential trading information, the confidential trading information that is accessible by them, and the basis for the access.

The Shared Employees, certain Imperative Execution employees, the CCO, and the FINOP, and employees at Pico, and Instinet have access to Subscriber Confidential Trading Information. Generally, Shared Employees and Imperative Execution employees have access to both real-time and historical order and trade information; however, certain individuals may be provided access to only historical order and trade information given their job function. ~~For example, the CCO and FINOP who are Consultants do not have access to real-time Subscriber Confidential Trading Information.~~ Shared Employees and Imperative Execution employees have access to Subscriber Confidential Trading Information to ensure proper operations and maintenance of the ATS. As a network provider, Pico will have access to confidential information because they monitor IntelligentCross's network and host IntelligentCross's equipment. As IntelligentCross's clearing service provider, Instinet will have access to Subscriber execution information but not order information.

Part III: Manner of Operations

Item 5:   Means of Entry

a. Does the NMS Stock ATS permit orders and trading interest to be entered directly into the ATS (e.g., via Financial Information exchange ("FIX") protocol, Binary)?

☒ Yes ☐ No

If yes, explain the protocol that can be used to directly enter orders and trading interest into the ATS.

Answer:

General Operation of the ATS

Subscribers access the ATS via a Financial Information Exchange ("FIX") connection. Such access is available to Subscribers through an internet protocol address via communications that are compliant with the FIX API provided by the ATS. The ATS currently supports FIX 4.2.

The ATS does not accept orders via any other forms of communication (e.g., telephone, email, instant message).

Required Fields

Subscribers must communicate the following information to the ATS upon order entry through FIX:

Message Type

Client Order ID (unique identifier for order per session)

Execution Instructions

Subscriber Order Capacity (Agent, Principal, Riskless)

Symbol

Side (Buy, Sell, Sell Short, Sell Short Exempt)

Display

Price instructions

Time in Force

Time of Order Creation (expressed in UTC)

Order Type

Order Quantity

ClientID (used for identifying the client (MPID))

Handling Instruction (ATS supports automated execution and does not provide broker intervention)

Order Parameters

Minimum Quantity - Subscribers may submit orders with a MinQty for execution. Subscribers may set MinQty to permit the aggregation of contra-side interest to meet the minimum quantity requirements.

Maximum Quantity – Subscribers may submit orders with a MaxQty for execution.

The ATS's FIX Specification is available to Subscribers upon request.

b. If yes to Item 5(a), are the protocols required to be identified in Item 5(a) the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes ☐ No

If no, identify and explain any differences.

c. Are there any other means for entering orders and trading interest into the NMS Stock ATS (*e.g.*, smart order router, algorithm, order management system, sales desk)?

☐ Yes ☒ No

If yes, identify and explain the other means for entering orders and trading interest, indicate whether the means are provided through the Broker-Dealer Operator, either by itself or through a third-party contracting with the Broker-Dealer Operator, or through an Affiliate of the Broker-Dealer Operator, and list and provide a summary of the terms and conditions for entering orders or trading interest into the ATS through these means.

d. If yes to Item 5(c), are the terms and conditions required to be identified in Item 5(c) the same for all Subscribers and the Broker-Dealer Operator?

☐ Yes ☐ No

If no, identify and explain any differences.

Item 8:   Order Sizes

a. Does the NMS Stock ATS require minimum or maximum sizes for orders or trading interest?

☒ Yes ☐ No

If yes, specify any minimum or maximum order or trading interest size requirements and any related handling procedures.

Answer: The minimum units of trading for NMS Stocks traded on the ATS is one share. Only orders that are $50,000,000 or less in notional value will be eligible for trading on the ATS.

Additionally, the ATS offers a minimum and maximum quantity modifiers for execution. A minimum quantity modifier allows Subscribers to request a minimum share amount on an execution, such that if the available liquidity is below the minimum quantity amount, the order will not execute. Subscribers may set the minimum quantity to permit the aggregation of contra-side interest to meet the minimum quantity requirements. A maximum quantity modifier allows Subscribers to request a maximum share amount on an execution, such that an order would not execute against any orders that have a size greater than the maximum share amount. For example, if a Subscriber set a maximum quantity of 200 shares, the order would not execute against any orders that have an order quantity greater than 200 shares.

b. If yes to Item 8(a), are the requirements and procedures required to be identified in Item 8(a) the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes ☐ No

If no, identify and explain any differences.

c. Does the NMS Stock ATS accept or execute odd-lot orders?

☒ Yes ☐ No

If yes, specify any odd-lot order requirements and related handling procedures (e.g., odd lot treated the same as round lot).

Answer: Odd Lot orders are handled the same as round lot orders and are treated the same for priority purposes.

d. If yes to Item 8(c), are the requirements and procedures required to be identified in Item 8(c) the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes ☐ No

If no, identify and explain any differences.

e. Does the NMS Stock ATS accept or execute mixed-lot orders?

☒ Yes ☐ No

If yes, specify any mixed lot order requirements and related handling procedures (*e.g.,* mixed lot treated the same as round lot).

Answer: Mixed Lot orders are handled the same as round lot and odd-lot orders and are treated the same for priority purposes.

f. If yes, to Item 8(e), are the requirements and procedures required to be identified in 8(e) the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes ☐ No

If no, identify and explain any differences.

Item 10:   Opening and Reopening

a. Explain how the NMS Stock ATS opens or re-opens for trading, including when and how orders and trading interest are priced, prioritized, matched, and executed, and identify any order types allowed prior to the start of regular trading hours or following a stoppage of trading in a security during regular trading hours.

Answer:

The ATS will open for trading in a given security when:

1. A transaction in the security has occurred and a trade has been reported on the consolidated tape;
2. There is at least one publicly-displayed limit buy and one publicly-displayed limit sell order for the security;
3. Regular Trading Hours have begun; and,
4. Valid LULD bands for the security have been publicly disseminated.

If an NMS Stock is halted for trading, the ATS will resume matching when:

1. It receives a message from the SIP indicating that trading has resumed in the security;
2. Valid LULD bands are present; and
3. An execution in that security has occurred and a trade has been reported on the consolidated tape.

b. Are the processes and procedures governing opening and re-opening the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes ☐ No

If no, identify and explain any differences.

c. Explain how unexecuted orders and trading interest are handled at the time the NMS Stock ATS begins regular trading at the start of regular trading hours or following a stoppage of trading in a security during regular trading hours.

Answer: Orders received by the ATS during the Pre-Market Order Acceptance Period will be queued until the beginning of Regular Trading Hours and then matched at the first Match Event in each matching process (as defined in Part III, Item 11) based on priority as described in Part III, Item 7 with an order's time priority based on its receipt by the ATS. Orders received outside these periods will not be accepted. In the event of a stoppage of trading during Regular Trading Hours due to a trading halt, the ATS will ~~hold~~cancel any unfilled orders already resting on its books~~.~~ ~~Subscribers can cancel or modify~~ and reject any new orders during ~~a trading halt. When~~ the trading halt. The ATS ~~resumes matching, any unfilled~~will accept new orders ~~will be eligible to execute at~~when the ~~next Match Event~~trading halt is lifted. Any unfilled orders that remain open at the end of Regular Trading Hours will automatically be cancelled.

d. Are the processes or procedures governing unexecuted orders and trading at the time the NMS Stock ATS begins regular trading at the start of regular trading hours, or following a stoppage of trading in a security during regular trading hours, the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes ☐ No

If no, identify and explain any differences.

e. Are there any differences between pre-opening executions, executions following a stoppage of trading in a security during regular trading hours, and/or executions during regular trading hours?

☐ Yes ☒ No

If yes, identify and explain the differences.

Item 20:   Suspension of Trading

a. Explain any procedures for suspending or stopping trading on the NMS Stock ATS, including the suspension of trading in individual NMS stocks.

Answer:

The ATS is programmed to react to "halt" or "pause" messages it receives from the SIP from all U.S. equities exchanges. It will not execute transactions in a security during periods in which trading in the security is halted (e.g., subject to a LULD trading pause, single stock circuit breaker, or regulatory halt). The ATS will also halt trading if it is determined that the ATS is experiencing system issues that require such action. ~~A Subscriber may cancel or modify an order during a halt.~~

b. Are the procedures for suspending or stopping trading the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes ☐ No

If no, identify and explain any differences.